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July 15, 2010
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Daniel F. Duchovny, Esq.
Special Counsel
Office of Mergers and Acquisitions
Mail Stop 3628

Re:	Care Investment Trust, Inc.
Schedule TO-I/A / 13E-3/A (Amendment No. 2)
Filed on June 4, 2010
SEC File No. 005-82950

Preliminary Proxy Statement (Amendment No. 2)
Filed on June 4, 2010
SEC File No. 001-33549
Dear Mr. Duchovny:
On behalf of Care Investment Trust Inc. (“Care”) and as discussed during our telephone conversation of June 21, 2010, set forth below is additional information in support of Care’s position with respect to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letters dated May 5, 2010 (the “First Comment Letter”) and May 28, 2010 (the “Second Comment Letter”) relating to the preliminary Schedule 14A (Amendment No. 2) filed by Care on June 4, 2010, as amended (File No. 001-33549) (the “Proxy Statement”) and Schedule TO-I/A /13E-3/A filed by Care on June 4, 2010, as amended (File No. 005-82950) (the “Schedule TO-I/13E-3”). Terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Proxy Statement or the Schedule TO-I/13E-3 and the Offer to Purchase filed as Exhibit (a)(1)(A) thereto (the “Offer to Purchase”) as context dictates.
At the outset, we acknowledge that we will agree to comply with Comment 3 in the Second Comment Letter and treat the proxy solicitation relating to the issuance of stock to Tiptree as a “step in a series of steps” relating to a “going private transaction” and will amend our Proxy Statement and Schedule TO/13E-3 disclosure accordingly.

Mr. Daniel F. Duchovny
United States Securities and Exchange Commission
July 15, 2010

Also, with respect to Comment 2 in the Second Comment Letter, we have today filed Amendment No. 2 to our Form 10-K for the fiscal year ended December 31, 2009 to include the financial disclosure that was not contained in the Form 10-K filed on March 16, 2010.
Tiptree Financial Disclosure
As noted in our response to Comment 1 of the Staff’s Second Comment Letter, Care respectfully submits that financial information about Tiptree is not required by Item 14(c)(1) of Schedule 14A because financing for the Tiptree transaction is “assured” as described in Instruction 2(a) to Item 14.
In our previous response, Care provided detail regarding Tiptree’s current and near-term resources in the form of unencumbered cash and cash equivalents (which are more than adequate to satisfy the $60,346,368 funding requirement under a 100% tender scenario, taking into account Care’s cash on hand) and Tiptree’s representations in the purchase and sale agreement to maintain such resources to effect the transaction, and Care included disclosure in the Schedule TO-I/13E-3 and proxy statement with respect to such resources and representations.
As indicated by Michael Littenberg of Schulte Roth & Zabel LLP during our call with the Staff, assuming that the Staff were to conclude that the financing of the Care tender offer was not “assured” for purposes of Instruction 2(a) to Item 14 of Schedule 14A, we and Schulte Roth believe that the only financial information concerning Tiptree that might be material to a stockholder of Care in making an informed voting decision would be a balance sheet of Tiptree as of a recent practicable date. Accordingly, we respectfully request that Care be permitted to satisfy the requirements of Instruction 2(a) and Item 14(c)(1) of Schedule 14A by including in its Proxy Statement an unaudited balance sheet of Tiptree as of a recent practicable date.
By way of background, as we discussed with the Staff, Tiptree intends to maintain Care as a listed public company, which requires it to continue to have a significant number of third party non-affiliated stockholders, and to finance Care’s growth through additional equity and/or debt issuances over time. This transaction is therefore fundamentally different than the typical acquisition transaction, where the acquirer seeks to acquire 100% of the target, in either a single-step or two-step transaction, where the second step either involves cash or stock consideration. As a non-wholly-owned entity post-closing, Care would not have access to the cash and other financial resources of Tiptree. In addition, we note that Tiptree has covenanted in its purchase and sale agreement with Care to use commercially reasonable efforts to cause the Care shares to continue to be listed for trading on the NYSE for a period of one year after the closing. Both the foregoing covenant and the manner in which Care is expected to be operated are discussed in Care’s Proxy Statement and Offer to Purchase. Since Care will continue to be operated as a stand-alone entity and its remaining stockholders will not be cashed out or receive Tiptree equity in a back-end merger, income statement information, and other financial information of Tiptree that is not set forth on its balance sheet, would not be material to a Care stockholder in making an informed voting decision.

Mr. Daniel F. Duchovny
United States Securities and Exchange Commission
July 15, 2010

In addition to believing that a balance sheet as of a recent practicable date is the only financial information that might be material to a Care stockholder’s voting decision, we also believe that this approach is supported by the language of Instruction 2(a), other published materials of the Staff and Staff practice in other contexts:
1) Instruction 2(a) provides that in a transaction in which the consideration offered to security holders consists wholly of cash, the information required by paragraph (c)(1) [of Item 14] for the acquiring company need not be provided unless the information is material to an informed voting decision (emphasis added). Since the only information that might be material to an informed voting decision is a balance sheet of Tiptree as of a recent practicable date, we believe that other financial information should not be required under the express wording of Instruction 2(a).
2) In many other circumstances and contexts, including under the proxy rules, it has been Staff practice to grant waivers from the technical financial statement requirements applicable to filings under the Securities Act and the Exchange Act where compliance would be unduly burdensome and the information proposed to be omitted is not material to an investment decision or informed voting decision. As noted during our call, Tiptree is a private company and therefore does not prepare its financial statements in accordance with the requirements of Regulation S-X. Therefore, if Tiptree were required to furnish all of the financial information required by Item 14(c)(1), it would place a material cost and resource allocation burden on Tiptree and, due to the significant time that may be required by it to prepare such information, may prevent Care and Tiptree from consummating the transactions contemplated by the purchase and sale agreement. If the transactions are not consummated, Care would proceed with its already-approved liquidation, which Care’s board believes will return less value, and over a longer period of time, to its stockholders than its contemplated any-and-all cash tender offer to be conducted in conjunction with the Tiptree share purchase. Accordingly, if Tiptree and Care were unable to consummate the transactions contemplated by the purchase and sale agreement, it is expected to be adverse to Care’s stockholders.
As also indicated on our call with the Staff, we believe that the policy reasons that would support the required inclusion of more extensive Tiptree financial information in the Care Proxy Statement do not exist in this transaction. As discussed above, Tiptree intends to continue to operate Care as a stand-alone company. This is in contrast to the typical acquisition transaction, where the acquirer seeks to acquire 100% of the target, in either a single-step or two-step transaction, where the second step either involves cash or stock. Following the closing, Care would not have access to the cash and other financial resources of Tiptree, and any future financing of the Care business would be done at Care. As also indicated above, we note that Tiptree has covenanted in the purchase and sale agreement to use commercially reasonable efforts to cause the Care shares to continue to be listed for trading on the NYSE for a period of one year after the closing. Based on all of the foregoing, other than perhaps its ability to satisfy

Mr. Daniel F. Duchovny
United States Securities and Exchange Commission
July 15, 2010

its cash requirement at closing, Tiptree’s financial condition is not material to an informed voting decision.
The Tender Offer Does Not Involve a True Financing Condition
As we noted in response to Comment 9 to the First Comment Letter, Care’s tender offer is not conditioned on a true financing condition. Rather, Care’s tender offer will be commenced with a firm and legally binding commitment from Tiptree to deposit funds into escrow prior to Care’s acceptance for payment of shares in the tender offer. Tiptree is contractually obligated to fund the escrow account if the minimum tender condition is met and certain other standard and customary conditions precedent are satisfied. The conditions to Tiptree’s obligation to fund the escrow account are indistinguishable from the conditions that a third party financial institution would require under a traditional third party financing commitment letter. In addition, as discussed above, Tiptree has represented to Care that it has, and will have immediately prior to the closing of the transaction, sufficient funds to enable it to make the required deposit in escrow.
The Staff has long recognized this distinction between firm, legally binding and committed financing and non-binding financial arrangements (i.e., funding condition vs. financing condition). We specifically refer the Staff to the following publicly available comment letters: NCI Building Systems, Inc. (October 2, 2009) (debt exchange offer with committed preferred equity investment financing subject to customary conditions); Shuffle Master, Inc. (July 25, 2008) (issuer tender offer with committed financing subject to customary conditions precedent); Biogen Idec Inc. (June 19, 2007) (issuer tender offer with committed financing subject to customary conditions precedent); Domino’s Pizza, Inc. (February 23, 2007) (issuer tender offer with committed financing subject to customary conditions precedent); and Affiliated Computer Services, Inc. (February 21, 2006) (issuer tender offer with committed financing subject to customary conditions precedent). All of the tender offers or exchange offers above depended upon committed financing (other than NCI Building Systems, Inc. which could have funded its exchange offer without third party financing), which was subject to certain customary closing conditions, including satisfaction of the representations and covenants and performance of obligations under the definitive transaction agreement. Moreover, many of these traditional third party financings often also included additional conditions unrelated to the tender offer such as availability under company credit facilities, minimum commitments from other lenders, the placement of liens on company assets and the payment of financing fees. By contrast, Care’s firm and legally binding commitment from Tiptree to deposit funds into escrow prior to Care’s acceptance for payment is subject only to the minimum tender condition being met, the receipt of stockholder approval for the stock issuance and other conditions that are customary in an equity investment transaction.
Care does not intend to, and cannot, under the terms of the Purchase Agreement, consummate the tender offer independent of the sale of stock to Tiptree, and the transaction only makes economic and business sense to the parties if the two transactions are completed simultaneously. By

Mr. Daniel F. Duchovny
United States Securities and Exchange Commission
July 15, 2010

extension, the funding condition cannot be satisfied at least five business days in advance of the expiration of the tender offer because it will occur (by definition) on the expiration date.
If the Staff’s view that Tiptree’s obligation to fund the escrow account is a true “financing condition,” the satisfaction of which would prompt an obligation to extend the tender offer, Care would effectively be required to waive, in advance, the tender offer condition that the escrow account be funded by Tiptree. Care would then be at risk that it could not pay for all of the shares tendered. In order for Care to alleviate this risk, Care would have to borrow $60 million in advance of the expiration of the tender offer, even though they would not yet know the number of shares tendered in the tender offer, or whether other conditions to the tender offer will have been satisfied (e.g. stockholder approval of the issuance of stock to Tiptree). We respectfully submit that there is no investor-protection reason that Care should have to bear such risk and that such a requirement would be costly and impractical.
Care respectfully asserts that its position is consistent both with the investor-protection concerns underlying Rule 13e-4(e)(3)(i) under the Exchange Act and with other tender offers funded by third-party debt or equity financing. See e.g., Activision Blizzard’s 2008 Issuer Tender Offer, Strayer Education’s 2007 Issuer Tender Offer and Dakota Growers Pasta Co.’s 2007 Issuer Tender Offer. As discussed above, the Staff has long recognized a distinction between legally binding financing commitments and non-binding financial arrangements. Further, unlike precedent transactions involving committed financing from a financial institution, where a definitive financing agreement may only be executed by the parties at the time of the closing and made available to stockholders only after closing, the terms of Care’s committed financing is contained in the Purchase Agreement which has been disclosed to stockholders and will not change absent an amendment by Care and Tiptree. Thus, Care’s stockholders will be fully aware, as of the commencement of the tender offer, that, as long as a minimum number of shares are tendered, the stockholders approve the stock issuance to Tiptree at the special meeting, and the other clearly described and customary conditions reflected in the Purchase Agreement are met, Care will have sufficient funds to purchase 100% of the issued and outstanding shares.
Clearly, if Care and Tiptree agree to terms which differ materially from those that are contemplated by the Purchase Agreement and disclosed in the Offer to Purchase, an agreement to waive the funding condition (which neither party has any intention of doing), Care and Tiptree acknowledge that the tender offer would need to be kept open for sufficient additional time after the date of the disclosure of any such material change (which may require an extension of the tender offer depending on when the disclosure occurs).
* * *

Mr. Daniel F. Duchovny
United States Securities and Exchange Commission
July 15, 2010

If you have any questions with respect to the foregoing, please contact Thomas P. Conaghan at (202) 756-8161.

Very truly yours,

/s/ Thomas P. Conaghan

Thomas P. Conaghan

cc:	Torey Riso, Chief Executive Officer, Care Investment Trust Inc.
Paul F. Hughes, Chief Financial Officer and Chief Compliance Officer, Care Investment Trust Inc.
Michael Littenberg, Esq., Schulte, Roth & Zabel LLP
Alon Harnoy, Esq., Schulte, Roth & Zabel LLP